August 19, 2025

Srinivas Rao
Chief Executive Officer
atai Life Sciences Luxembourg S.A.
Prof. J.H. Bavincklaan 7
1183 AT Amstelveen
The Netherlands

       Re: atai Life Sciences Luxembourg S.A.
           Draft Registration Statement on Form S-4
           Submitted August 13, 2025
           CIK No. 0002081043
Dear Srinivas Rao:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Brian Robert Umanoff, Esq.